March 27, 2009

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Catalyst Funds, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Catalyst Funds, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 22 (the "Amendment") to the Trust’s Registration Statement.  The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933.  The main purpose of the filing is to update financial information and provide other updating information relating to a new class of the Catalyst Value Fund, designated as Class I, in a separate prospectus and to update the combined Statement of Additional Information.  We believe that the Amendment does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/

Thompson Hine LLP

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771